AMENDED SCHEDULE A

dated March 1, 2022

to the

INVESTMENT ADVISORY AGREEMENT

dated August 25, 2015 between

THE ADVISORS’ INNER CIRCLE FUND II

and

RAMSEY QUANTITATIVE SYSTEMS, INC.

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the Fund in accordance the following fee schedule:

Fund	Rate
RQSI GAA Systematic Global Macro Fund	1.20%

ACKNOWLEDGED AND ACCEPTED BY:

RAMSEY QUANTITATIVE SYSTEMS, INC.

By:	/s/ Neil Ramsey
Name: Neil Ramsey
Title: President & CEO

THE ADVISORS’ INNER CIRCLE FUND II

By:	/s/ Eric Griffith
Name: Eric Griffith
Title: Vice President & Assistant Secretary